FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-262701-01

From: Citi Cmbs Syndicate (CITIGROUP GLOBAL MAR) <[REDCTED]>
Sent: Monday, April 25, 2022 11:26 AM
Subject: BMARK 2022-B35 -- New Issue Announcement (Public)

BMARK 2022-B35 -- New Issue Announcement (Public)

Co-Lead Managers & Joint Bookrunners: Citigroup, J.P. Morgan, Deutsche Bank Securities, Goldman Sachs & Co. LLC

Co-Managers: Bancroft Capital & Drexel Hamilton

						U/W NOI
Class	Moody's/Fitch/DBRS	Size ($mm)	C/E	WAL	Cum LTV	Debt Yld
A-1	Aaa(sf)/AAAsf/AAA(sf)	6.816	30.000%	2.54	39.0%	15.3%
A-2	Aaa(sf)/AAAsf/AAA(sf)	32.288	30.000%	4.77	39.0%	15.3%
A-SB	Aaa(sf)/AAAsf/AAA(sf)	10.975	30.000%	7.56	39.0%	15.3%
A-3-1	Aaa(sf)/AAAsf/AAA(sf)	34.3065	30.000%	6.65	39.0%	15.3%
A-4-1	Aaa(sf)/AAAsf/AAA(sf)	175.000*	30.000%	9.75*	39.0%	15.3%
A-5	Aaa(sf)/AAAsf/AAA(sf)	327.141*	30.000%	9.94*	39.0%	15.3%
A-S	Aa2(sf)/AAAsf/AAA(sf)	74.583	23.000%	10.01	42.9%	13.9%
B	NR/AA-sf/AA(sf)	49.278	18.375%	10.01	45.5%	13.1%
C	NR/A-sf/A(sf)	53.274	13.375%	10.01	48.3%	12.4%

*Class sizes and/or WALs subject to change as detailed in the term sheet. Possible ranges below:

Class	Expected Range of Balance(mm)	Expected Range of WAL
A-4-1	0 - 175.000	NAP - 9.75
A-5	327.141 - 502.141	9.94 - 9.90

Collateral Summary
Initial Pool Balance:	$1,121,553,829
Number of Mortgage Loans:	37
Number of Mortgaged Properties:	127
Average Cut-off Date Mortgage Loan Balance:	$30,312,266
Weighted Average Mortgage Interest Rate:	4.46274
Weighted Average Remaining Term to Maturity (months):	114
Weighted Average Remaining Amortization Term (months):	360
Weighted Average Cut-off Date LTV Ratio:	55.7%
Weighted Average Maturity Date LTV Ratio:	54.6%
Weighted Average Underwritten NCF DSCR:	2.28x
Weighted Average Debt Yield on Underwritten NOI:	10.7%
% of Mortgaged Properties with Single Tenants:	26.6%
% of Mortgage Loans with Subordinate Debt:	8.0%

Property Type:	47.5% Office, 16.5% Industrial, 14.9% Retail, 9.2% Mixed Use,
7.8% Hospitality, 2.3% Multifamily, 1.0% Other, 0.8% Self Storage

Top 5 States:	23.8% California, 13.4% New Jersey, 10.4% New York, 5.5% Colorado
5.3% Michigan

Risk Retention:	Vertical

Master Servicer:	KeyBank National Association

Special Servicers:	KeyBank National Association

Operating Advisor:	Park Bridge Lender Services LLC

Trustee:	Wilmington Trust, National Association
Cert. Administrator:	Computershare Trust Company, National Association

Anticipated Timing
Anticipated Pricing:	Late Week of 4/25
Anticipated Settlement:	5/12/2022

Term Sheet
<Attached>

Annex A-1
<Attached>

Preliminary Prospectus
<Attached>

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-262701) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Bancroft Capital, LLC, Drexel Hamilton, LLC or any other underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146.

The information in this file (the “File”) is an electronic copy of the information set forth in the Annex titled “Certain Characteristics of the Mortgage Loans and Mortgaged Properties” to the prospectus. This File does not contain all information that is required to be included in the prospectus. This File should be reviewed only in conjunction with the entire prospectus. Prospective investors are advised to read carefully, and should rely on, the prospectus relating to the certificates referred to herein in making their investment decision. Methodologies used in deriving certain information contained in this File are more fully described elsewhere in the prospectus. The information in this File should not be viewed as projections, forecasts, predictions or opinions with respect to value.

The information in this File is preliminary and may be amended and/or supplemented prior to the time of sale. The information in this File supersedes any contrary information contained in any prior File relating to the certificates and will be superseded by any contrary information contained in any subsequent File prior to the time of sale.

The securities related to this File are being offered when, as and if issued. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy such securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted. Such securities do not represent an interest in or obligation of the depositor, the sponsors, the originators, the master servicer, the special servicers, the trustee, the certificate administrator, the operating advisor, the asset representations reviewer, the controlling class representative, the risk retention consultation parties, the companion loan holders (or their representatives), the underwriters or any of their respective affiliates. Neither such securities nor the underlying mortgage loans are insured or guaranteed by any governmental agency or instrumentality or private insurer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and that these materials may not be updated or (3) these materials possibly being confidential, are, in each case, not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.